[Simpson Thacher & Bartlett LLP Letterhead]

May 24, 2013

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7100

Attention: Pamela Long, Asia Timmons-Pierce

and Era Anagnosti

Re:	Summit Materials, LLC

Summit Materials Finance Corp.

Registration Statement on Form S-4

File No. 333-187556

Dear Mesdames Long, Timmons-Pierce and Anagnosti:

On behalf of Summit Materials, LLC (“Summit Materials” or the “Company”) and Summit Materials Finance Corp. (“Finance Corp.” and, together with the Company, “the Registrants”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 15, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 originally filed on March 27, 2013 (the “Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the Staff on May 3, 2013. The Registrants have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and updates financial and other information in the Registration Statement, including the unaudited results for the fiscal quarter ended March 30, 2013.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Registration Statement on Form S-4

General

1.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Registrants have included the financial statements and related disclosures for the fiscal quarter ended March 30, 2013 in Amendment No. 2, as required by Rule 3-12 of Regulation S-X.

High quality assets and coverage, page 4

2.	We note your response to comment nine in our letter dated April 23, 2013 by providing additional disclosure regarding your proven and/or probable reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is included within your filing. Absent these conditions, proven and probable reserves should be segregated. Please modify your filing to reflect this guidance.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 4 and 100 to clarify that because the difference in the degree of assurance between the Registrants’ proven and probable reserves cannot be readily defined, they present them on a combined basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Summit Materials, LLC, page 47

Results of Operations, page 55

Consolidated Results of Operations, page 57

3.	We note that your discussion of operating margins is provided on a consolidated basis. Please revise your registration statement:

•	To discuss the reasons for the disparity in gross margin percentage realized on your product and service revenue for each period presented; and

•	To discuss the reasons for any significant fluctuations in gross margin percentage achieved, for each period presented.

The Registrants respectfully advise the Staff that they have supplemented the existing disclosures on pages 62-63 in order to provide additional detail as to fluctuations in margins achieved during 2012 as compared to 2011. Information on margins by segment for such period is included on pages 66, 67 and 68. The Registrants have also included a similar discussion in the new interim period analysis on pages 58, 59, 60 and 61. As a result, these discussions contain a similar level of detail as was included on pages 64-65 for the comparison of 2011 to 2010, including margin details by region. As the Staff notes, the Registrants present operating margin information not only on a consolidated basis, but also by operating region, with analysis by region. This presentation is consistent with how management analyzes and operates the business.

Consistent with the objectives articulated in FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has drafted its MD&A to provide a narrative of the Company’s results of operations that enables investors to see the company through the eyes of management. Summit Materials is a vertically-integrated business in which 26% of the Company’s aggregates production is sold internally for use in its down-stream products and 75% of its asphalt paving mix is installed by the Company’s own paving crews. Service revenue and profit generated through our construction contracts is bid, performed and analyzed by management at the project level, which includes internal product sales. Management does not bifurcate the profitability of product versus service revenue when assessing the performance of a particular job, but rather looks at the contract in total.

For external reporting purposes, management allocates a portion of construction contracts as product and service to comply with the applicable regulations, but this is not reflective of information used by management to make decisions, such as how to allocate resources. One reason that management does not review the business from a product/service perspective is that the allocation of revenue, and thus margin, is a subjective decision made by management and although consistently applied across the organization, by the very nature of the intra-company allocation is not necessarily representative of an arms-length transaction. From a customer’s perspective, projects are bid, evaluated and paid at the contract level, which includes both product and sales and services delivered, leaving the allocation of revenue within a particular job as an intra-company transaction. Accordingly, the Registrants believe that emphasis on product and service profit would not only be confusing to investors but also would obscure information that management believes is important to understanding the Company’s results of operations.

Further, to allow users of its financial statements to view the Company through the eyes of management, key performance indicators have been disclosed (Adjusted EBITDA, operating income/(loss) operating margin) based on what management uses to manage the business. Discussion of these key performance indicators provides a balanced view of the underlying dynamics of the business, including not only a description of the Company’s successes, but also instances of losses recognized or cost overruns on projects. Discussion of product and service margin would first require an explanation of our internal pricing structure, which we believe could reveal sensitive information about the Company’s pricing structure, and would then be duplicative with the current disclosures of operating income (loss), operating margin and Adjusted EBITDA in total and by region. Management believes that the effectiveness of MD&A would thus decrease with the accumulation of such duplicative information. Accordingly, the Registrants respectfully submit that the existing presentation provides a more accurate and meaningful view of how its business is managed.

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We are grateful for your assistance in this matter. Please do not hesitate to call me (212-455-3189) or Edgar J. Lewandowski of my firm (212-455-7614) with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Edward P. Tolley III
Edward P. Tolley III